December 11, 2024

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted November 14, 2024
           CIK No. 0002024258
Dear Andrew Yeo:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Prospectus Summary
Overview, page 4

1. We note your revised disclosure in response to comment 2 that "[yo]ur net loss and accumulated deficit was S$1,667,823 and S$4,670,222 respectively for April 30,
       2023, while [y]our net loss and accumulated deficit was S$2,359,844 (US$1,730,712)
       and S$7,030,066 (US$5,155,849) for April 30, 2024. This signifies an increase of
       41.5% and 50.5% for net loss and accumulated deficit." Please revise the disclosure in
 December 11, 2024
Page 2

       your prospectus summary to briefly describe the reasons for this increase in net loss and accumulated deficit.
Corporate Structure, page 9

2. We note your disclosure that "[o]n November [--], 2024, the Company proceeded with an internal reorganization whereby PTPL became [y]our indirect wholly-owned subsidiary through a share swap." Please revise your disclosure to provide additional details regarding the swap, including the material terms of any agreements relating to such swap. Please also file the agreements as exhibits to the registration statement or tell us why you believe you are not required to do so. Refer to Item 601(b)(10) of
       Regulation S-K.
Implications of Being a "Controlled Company", page 9

3. We note your revised disclosure that, upon completion of the offering, Beh Hook
       Seng, through his ownership of TonHuai SG Enterprise Pte. Ltd and TongHuai SG2
       Enterprise Pte. Ltd will together hold a portion of your ordinary shares. Please revise your organizational chart to include these holders and their relevant ownership percentages. Please also revise your chart to include the Class B and Class A share holdings of the relevant entities in the chart.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenue, page 34

4. Please expand your disclosure to discuss the impact that sales to a major customer had on your sales increase. In this regard, we note the disclosure on page F-11 that one specific customer comprised both 43% of your 2023 sales and 73% of your 2024 sales. If this customer is in any way related to the Registrant or its shareholders then that issue should be clarified.
Cost of Sales, page 34

5. You state the increase in tools and hardware and production labor was in line with
       [y]our increased revenue.    However, we note the increase of 83% does
not appear to
       be consistent with the 189% increase in revenue. Please provide a substantive and informative disclosure that identifies the specific factors that caused these trends.
       Disclose the business, economic and competitive factors that drove an increase in revenue substantially in excess of the increase in associated cost of sales. Any material impact from the price risk disclosed on page 12 should be analyzed.
Gross Profit Margin, page 34

6. We note your cost of goods sold and gross profit measures exclude depreciation. The accommodation in SAB Topic 11:B does not extend to the measure of gross profit, which should reflect all costs of revenues in accordance with GAAP. If you wish to retain an incomplete measure of gross profit in MD&A, you will need to select an alternate label for the measure and provide a reconciliation from gross profit in accordance with GAAP to your non-GAAP measure along with the additional information prescribed by Item 10(e) of Regulation S-K.
 December 11, 2024
Page 3

Research and Development Expenses, page 35

7. Please revise your disclosure to clarify the reasons underlying the increase in your testing expenses for the year ended April 30, 2024.
Cash Flows from Operating Activities, page 36

8. We note your revised disclosure that the increase in cash flows for the year ended
       April 30, 2024 was primarily the result of a loan to third parties and deferred offering costs. Please revise to provide additional detail about this third-party loan, including the date, parties, principal, interest rate, maturity, and any other material terms.
Business
Competition, page 46

9. We note your revised disclosure in response to prior comment 4, including that you specialize in delivering "novel" solutions. Please revise your disclosure to clarify how your solutions are novel compared to your competitors.
Balance Sheets, page F-4

10. Please include a "Total liabilities and equity" line item. See the analogous guidance in
       Article 5-02.32 of Regulation S-X.
Note 5 - Loan to Third Parties, page F-14

11. Given that this asset comprises 30% of total assets, please file the loan agreement as an Exhibit. See Item 601 of Regulation S-K. Also, please clarify for us why the transaction is classified as an operating activity instead of as an investing activity in your Statements of Cash Flows. Further, please also tell us whether PT Neura
       Integrasi Solusi is in any way affiliated with the Registrant or its shareholders.
Note 16 - Loss Per Share, page F-21

12. Please clarify why the per share data assumes only 1 share of stock outstanding given the disclosures on pages 28 and 60. See also the guidance in ASC 260-10-55-12.
       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   William S. Rosenstadt